June 16, 2014

VIA EDGAR

Mr. John Nolan

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	City National Corporation
Form 10-K for the period ended December 31, 2013
Filed March 3, 2014
Response dated May 16, 2014
File No. 001-10521

Dear Mr. Nolan:

City National Corporation (the “Company”) is in receipt of your comment letter dated June 3, 2014, from you to Mr. Carey with respect to the Company’s Annual Report on Form 10-K for the period ended December 31, 2013. The comment letter requests that the Company respond within ten business days from the date thereof or by advising you when the Company will provide a response. As discussed with Mr. Michael Volley, the Company respectfully requests an additional ten business days to respond to ensure that we provide you with a thorough and complete response. The Company is committed to responding to the comment letter promptly and intends to provide a response no later than June 30, 2014.

If you have any questions regarding the request contained in this letter, please do not hesitate to contact the undersigned at (310) 888-6777.

Sincerely,

/s/ Christopher J. Carey

Christopher J. Carey
Executive Vice President
Chief Financial Officer

cc:	Russell Goldsmith
President and Chief Executive Officer

Michael B. Cahill
Executive Vice President
General Counsel & Secretary

Olga Tsokova
Senior Vice President
Chief Accounting Officer